

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 4, 2008

Mr. Larry F. Vance
Chairman of the Board and Chief Executive Officer
Earth Search Sciences, Inc.
306 Stoner Loop Road, #6
Lakeside, MT 59922

RE: **Earth Search Sciences, Inc.**
                   Form 10-KSB for the Fiscal Year Ended March 31, 2007
                   Filed July 16, 2007
                   File No. 000-19566

Dear Mr. Vance:

        We have completed our review of your Form 10-KSB, and related filings, and
have no further comments at this time.
        .

                                                    Sincerely,

                                                    Karl Hiller
                                                    Branch Chief